<PAGE 1>
                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                F O R M  11-K


      (Mark One)
          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                     For the Year Ended December 31, 1994

          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                     For the Transition Period From          to


                          NATIONAL FUEL GAS COMPANY
                          TAX-DEFERRED SAVINGS PLAN
                           FOR NON-UNION EMPLOYEES

                           (Full title of the Plan)


                          NATIONAL FUEL GAS COMPANY
         (Name of issuer of the securities held pursuant to the Plan)




                10 Lafayette Square, Buffalo, New York  14203
                   (Address of principal executive office)
<PAGE 2>
                             REQUIRED INFORMATION




(1) Plan financial statements and schedules prepared in accordance with financial reporting requirements of ERISA.

    See accompanying Index on page 3.

(2) Signature

(3) Exhibits

                           Exhibit Number              Description of Exhibit

                               (1)                     Consent of Independent
                                                        Accountants

<PAGE 3>
                          TAX-DEFERRED SAVINGS PLAN

                           FOR NON-UNION EMPLOYEES

                 INDEX TO FINANCIAL STATEMENTS AND SCHEDULES






                                                            Page
                                                           Number

Report of Independent Accountants                          4 - 5

Financial Statements:

  Statement of Assets Available for Plan
  Benefits, with Fund Information, at
  December 31, 1994 with Comparative
  Totals at December 31, 1993                              6 - 7

  Statement of Changes in Assets Available
  for Plan Benefits, with Fund Information,
  for the Year Ended December 31, 1994 with
  Comparative Totals for the Year Ended
  December 31, 1993                                        8 - 9

  Notes to Financial Statements                           10 - 13

Schedules:

  Schedule I - Item 27a - Schedule of
  Assets Held for Investment Purposes
  at December 31, 1994                                      14

  Schedule II - Item 27d - Schedule of
  Reportable Transactions for the Year
  Ended December 31, 1994                                 15 - 18

<PAGE 4>


                      REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and
Administrative Committee of the
National Fuel Gas Company
Tax-Deferred Savings Plan for
Non-Union Employees

    In our opinion, the accompanying statement of assets available for plan benefits, with fund information, and the related statement of changes in assets available for plan benefits, with fund information, present fairly, in all material respects, the assets of the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees at December 31, 1994, and the changes in its assets for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Administrative Committee; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Administrative Committee, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

    We have previously audited, in accordance with generally accepted auditing standards, the statement of assets available for plan benefits as of December 31, 1993 and the related statement of changes in assets available for plan benefits for the year then ended (not presented herein) and in our report dated June 27, 1994 we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed statement of assets available for plan benefits as of December 31, 1993 and the condensed statement of changes in assets available for plan benefits for the year ended December 31, 1993, when read in conjunction with the financial statements from which it has been derived, is fairly stated in all material respects in relation thereto.

    Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net
<PAGE 5>
To the Participants and
Administrative Committee of the
National Fuel Gas Company
Tax-Deferred Savings Plan for
Non-Union Employees






assets available for benefits of each fund. Schedules I and II and the fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICE WATERHOUSE LLP
Buffalo, New York
June 9, 1995

<PAGE 6>
                                          NATIONAL FUEL GAS COMPANY
                                          TAX-DEFERRED SAVINGS PLAN
                                           FOR NON-UNION EMPLOYEES
                   STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION,

                      AT DECEMBER 31, 1994 WITH COMPARATIVE TOTALS AT DECEMBER 31, 1993


                        Employer               Participant Salary Reductions
                      Contributions                                              Vanguard  Funds

                     National Fuel   National Fuel                               International
                      Gas Company     Gas Company   Investment                      Equity
                     Common Stock    Common Stock    Contract        Index       Index Fund -
                        Fund B          Fund A        Trust        Trust-500   Pacific Portfolio
           ASSETS
Investments at market
 (historical cost
 $48,850,446 and
 $42,778,287,
 respectively)          $17,252,920     $8,588,280      $6,077,339   $9,184,898     $1,082,085

Receivables
  Employer Contri-
   butions                  165,464              -               -            -              -
  Participant Salary
   Reductions                   668        103,615          58,111      134,359         19,149
  Notes Receivable
   Participant Loans              -              -               -            -              -

Total Assets
 Available for
 Plan Benefits          $17,419,052     $8,691,895      $6,135,450   $9,319,257      $1,101,234

                 The accompanying notes are an integral part of these financial statements.


<PAGE 7>









 International
     Equity         Money Market    Total       Participant      Total all Funds Combined
  Index Fund -     Reserves, Inc.  Bond Market      Loan               December 31,
European Portfolio     -Prime       Portfolio     Account           1994            1993




     $1,212,096       $4,723,503    $2,332,760   $        -     $50,453,881     $53,685,542



              -                -             -            -         165,464         167,798

         21,913           24,350        39,563            -         401,728         393,362

              -                -             -    2,628,123       2,628,123       2,351,305



      $1,234,009       $4,747,853    $2,372,323   $2,628,123     $53,649,196     $56,598,007



<PAGE 8>
                                                    NATIONAL FUEL GAS COMPANY
                                        TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES
                       STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION,
                FOR THE YEAR ENDED DECEMBER 31, 1994 WITH COMPARATIVE TOTALS FOR THE YEAR ENDED DECEMBER 31, 1993

                                  Employer
                                Contributions                                                 Participant Salary Reductions
                                                                                                           Vanguard  Funds
                                National Fuel  National Fuel                                        International
                                 Gas Company    Gas Company               Investment                       Equity
                                Common Stock   Common Stock      GIC       Contract         Index       Index Fund -
                                   Fund B         Fund A        Fund        Trust         Trust-500   Pacific Portfolio
Investment Income From National
 Fuel Gas Company Common
 Stock Funds                      $   976,155   $  484,468     $        -   $        -     $        -        $        -

Interest Income                             -            -       193,900      315,585               -                 -

Investment Income from Mutual
 Funds                                      -            -             -            -         273,444            13,241
     Total Investment Income          976,155      484,468       193,900      315,585         273,444            13,241

Net Appreciation (Depreciation)
  in Fair Value of Investments     (5,436,038)  (2,703,675)            -            -        (178,129)           56,137

Employer Matching Contributions     2,117,490            -             -            -               -                 -

Participant Salary Reductions               -    1,113,553             -      617,416       1,402,379           211,291

Participant Purchase Fees                   -            -             -            -               -            (5,509)

Rollovers and Other Individual
 Transfers In                          31,799       51,166         4,749       10,519          88,575             3,345

Payments to Participants or
 Beneficiaries                     (1,375,539)    (906,825)     (146,590)    (436,724)       (440,041)          (27,016)

Transfers (to)/from Associated
 Funds                                (13,675)     (39,849)   (4,021,915)     287,545         232,946           283,431

Increase (Decrease) in Assets
 Available for Plan Benefits
 During the Year                   (3,699,808)   (2,001,162)  (3,969,856)     794,341       1,379,174           534,920

Assets Available for Plan
 Benefits:
   Beginning of Year               21,118,860    10,693,057    3,969,856    5,341,109       7,940,083           566,314

   End of Year                    $17,419,052   $ 8,691,895   $        -   $6,135,450      $9,319,257        $1,101,234

                           The accompanying notes are an integral part of these financial statements.
<PAGE 9>






  International
      Equity          Money Market     Total      Participant     Total all Funds Combined
   Index Fund -      Reserves, Inc.  Bond Market      Loan               December 31,
European Portfolio       -Prime       Portfolio     Account         1994            1993

        $       -       $        -    $        -   $        -     $ 1,460,623     $ 1,334,118

                -                -             -      187,082         696,567         777,613


           33,208          128,007       142,861            -         590,761         406,728
           33,208          128,007       142,861      187,082       2,747,951       2,518,459


          (18,949)               -      (199,008)           -      (8,479,662)      4,528,668

                -                -             -            -       2,117,490       2,101,612

          247,757          217,449       372,123            -       4,181,968       4,008,016

           (5,481)               -             -            -         (10,990)         (5,936)


            7,235            3,552        12,857       16,291         230,088         126,428


          (22,522)        (185,280)     (126,677)     (68,442)     (3,735,656)     (1,387,414)


          261,216        2,888,886       (20,472)     141,887               -               -



          502,464        3,052,614       181,684      276,818      (2,948,811)     11,889,833



          731,545        1,695,239     2,190,639    2,351,305      56,598,007      44,708,174

        $1,234,009      $4,747,853    $2,372,323   $2,628,123     $53,649,196     $56,598,007

<PAGE 10>
                          NATIONAL FUEL GAS COMPANY

                          TAX-DEFERRED SAVINGS PLAN

                           FOR NON-UNION EMPLOYEES

                        NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF PLAN

    General:

    The following description of the National Fuel Gas Company Tax-Deferred Savings Plan For Non-Union Employees ("Plan") is provided for general information purposes, and is qualified in its entirety by reference to the Plan. The Plan was adopted July 26, 1984, effective as of July 1, 1984, and has been amended and restated since that time. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974.

    Eligibility and Participation:

    Originally, the Plan was established for the benefit of professional, administrative or executive (i.e. salaried) employees of National Fuel Gas Company and its subsidiaries ("Company"). Persons who were salaried employees on July 1, 1984, were eligible to participate at that date. Effective on various dates since July 1, 1984, most non-union non-salaried employees of the Company became eligible to participate in the Plan. New employees must complete six full months of employment and have attained age 21 in order to become eligible to participate.

    Contributions:

    Plan participants who are supervisors or executives, except those who are employed by (a) Utility Constructors, Inc. ("UCI") or (b) Seneca Resources Corporation (outside of New York or Pennsylvania) ("Seneca Resources"), may direct the Company to reduce their base salaries by a specified full percentage of at least 2% and not more than 12%. These salary reductions are subject to certain Plan and Internal Revenue Code limitations, and the Company remits them to the Plan Trustee on the participants' behalf. In addition, the Company makes an employer matching contribution for these supervisory/executive employees that ranges from 2% to 6% of the participant's base pay, depending on their years of service and rate of salary reduction contributions. No supervisory or executive employee is eligible to make future contributions to the National Fuel Gas Company Employees' Thrift Plan ("Thrift Plan").

    Plan participants who are supervisors or executives and employed by UCI or Seneca Resources may direct the Company to reduce their base salaries by a specified full percentage of at least 2% and not more than 15%. All non-union, non-supervisory employees of the Company who are Plan participants may also direct the Company to reduce their base salaries by a specified full percentage of at least 2% and not more than 15%. The 15% limit is reduced by 1% for each percent of base salary contributed to the Thrift Plan. The Company makes an employer matching contribution for these employees that
<PAGE 11>
ranges from 1% to 3.5% of the participants' base salary, depending upon their years of service and rate of salary reduction contributions. The employer matching contributions are contributed first to the Thrift Plan to the extent permitted under the Thrift Plan, and then the remainder, if any, is contributed to the Plan. Only non-union, non-supervisory employees are eligible to make future contributions to the Thrift Plan.

    "Base salary" is defined in the Plan generally to mean a participant's base annual salary for a payroll period. An individual participant's salary reduction contributions to the Plan are subject to ceilings imposed by the Tax Reform Act of 1986. However, Company matching contributions are not subject to such ceilings. The ceiling was $9,240 for 1994 and will be $9,240 for 1995.

    Participants' accounts, including all salary reduction contributions, employer matching contributions, and the increments thereon, are at all times fully vested and nonforfeitable.

    Investment alternatives for salary reduction contributions:

    Participants may invest their salary reduction contributions in the common stock of National Fuel Gas Company ("National Stock Fund A"), the Vanguard Investment Contract Trust and/or in one or more of five mutual funds, in increments of 10%. A separate account is maintained for each participant showing his interest in each fund.

    The National Stock Fund A allows participants to invest their salary reduction contributions in a fund consisting primarily of National Fuel Gas Company common stock. This fund also maintains a small cash position in Vanguard Money Market Reserves and may also include receivables and/or payables for unsettled security transactions and receivables for accrued dividends.

    The Vanguard Investment Contract Trust invests primarily in investment contracts issued by insurance companies, commercial banks, and other similar types of fixed principal investments.

    Five mutual funds are currently offered by The Vanguard Group of Investment Companies; the Vanguard Index Trust-500 Portfolio, which invests in publicly-traded common stocks and attempts to duplicate the investment performance of the Standard & Poors 500 Composite Price Index; the Vanguard Money Market Reserves, Inc.-Prime Portfolio, which invests in money market instruments which mature in one year or less; the Vanguard Total Bond Market Portfolio, which invests in bonds and other "fixed-income" securities and seeks to duplicate the investment performance of the Lehman Brothers Aggregate Bond Index; the Vanguard International Equity Index Fund - Pacific Portfolio, which attempts to provide investment results paralleling those of the Morgan Stanley Capital International Pacific Index, a diversified index of common stocks of companies located in Japan, Australia, New Zealand, Hong Kong and Singapore; and the Vanguard International Equity Index Fund - European Portfolio, which attempts to provide investment results that correspond to the price and yield performance of European stocks, in the aggregate, as represented by the Morgan Stanley Capital International Europe (Free) Index.
<PAGE 12>
    The guaranteed investment fund ("GIC Fund") consisted of a continuing deposit guaranteed investment contract ("GIC") issued by Provident National Assurance Company ("Provident"), which had a term of August 1, 1991 through July 31, 1994 and provided an effective annual interest rate of 7.64%, and a GIC issued by Continental Assurance Company ("CNA"), which had a term of August 1, 1990 through August 1, 1994, and provided an effective annual interest rate of 9.42%. Participant salary reductions for participants selecting the GIC investment alternative were invested in the Provident 7.64% GIC through July 1992. Since that time, participant salary reductions have been invested in the Vanguard Investment Contract Trust. The CNA and Provident contracts continued to earn interest through their maturity dates even though they no longer accepted contributions.

    Participants may, in accordance with the rules and restrictions of the Plan, transfer existing balances among the available investment funds, reduce or increase the percentage of salary reduction elected, redirect their current salary reduction contributions into different investment funds, or suspend salary reduction contributions altogether.

    Employer Matching Contributions:

    Employer matching contributions are invested in a fund consisting primarily of the common stock of National Fuel Gas Company ("National Stock Fund B"). This fund also maintains a small cash position in Vanguard Money Market Reserves and may also include receivables and/or payables for unsettled security transactions and receivables for accrued dividends. A separate account is maintained for each participant showing his interest in this fund. Participants may not redirect their interests in this fund into any other fund.

    Withdrawals, loans and distributions:

    Plan participants (or their beneficiaries) may receive distributions from the Plan upon death, retirement, disability or other termination, in accordance with a qualified domestic relations order, or in the event of hardship, subject to the Plan's limitations and restrictions. Additionally, Plan participants may borrow from their accounts in accordance with various Plan rules. In certain cases, participants may postpone receipt of Plan distributions.

    Administration:

    National Fuel Gas Company is the Administrator of the Plan. A Tax-Deferred Savings Plan Committee appointed by National Fuel Gas Company's Board of Directors exercises National Fuel Gas Company's duties as Administrator. The assets of the Plan are held by the Trustee, Vanguard Fiduciary Trust Company ("Vanguard").

    National Fuel Gas Company has the right to terminate, amend, or modify the Plan at any time.

    The Plan is not required to be insured by the Pension Benefit Guaranty Corporation.
<PAGE 13>
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    Basis of accounting and valuation:

    The accounts of the Plan are maintained on the accrual basis. National Stock Funds A and B are reported on a current value basis using the quoted market value of National Fuel Gas Company common stock and the value of the cash positions and receivables at the close of the Plan year. Mutual funds are reported on a current value basis, using quoted market values of the investments at the close of the Plan year. The investment contracts in the Vanguard Investment Contract Trust are carried at fair value, which approximates contract value, as determined by the Vanguard Investment Contract Trust's Investment Committee. National Fuel Gas Company stock distributed to participants is reflected at market.

    Administrative expenses:

    Expenses related to administration of the Plan and Trust are borne by the Company. The Company paid Vanguard $25,076 for services rendered in connection with the Plan and Trust for the year ended December 31, 1994. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by the investment funds are borne by the participant.

NOTE 3 - INCOME TAXES

    The Company has filed for a determination letter from the Internal Revenue Service indicating that the Plan qualifies under Section 401(a) and Section 401(k) of the Internal Revenue Code of 1986, as amended. Accordingly, no provision for income taxes has been recorded.

NOTE 4 - PARTIES-IN-INTEREST

    For the Plan years ended December 31, 1994 and 1993, there were no known prohibited transactions with parties-in-interest as defined in ERISA Sections 406 and 407(a) and Internal Revenue Code Section 4975(c).

<PAGE 14>
                                                                    SCHEDULE I

                                     NATIONAL FUEL GAS COMPANY
                         TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES
                    ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                         DECEMBER 31, 1994



                               (c) Description of Investment
    (b) Identity of Issue,         Including Maturity Date, Rate
        Borrower, Lessor           of Interest, Collateral, Par                   (e) Current
(a)     or Similar Party           or Maturity Value                 (d) Cost         Value
 *  National Fuel Gas Company
     Stock Funds:
      National Fuel Gas Company   Stock Fund A (935,542 units)      $ 8,590,284   $ 8,588,280
      National Fuel Gas Company   Stock Fund B (1,879,403 units)     16,000,077    17,252,920
                                  Total National Fuel Gas Company
                                   Stock Funds                       24,590,361    25,841,200

    Mutual Funds (1):
 *    Vanguard Group of           Index Trust - 500 Portfolio
       Investment Companies        (213,751 units)                    8,815,088     9,184,898

 *    Vanguard Group of           International Equity Index
       Investment Companies        Fund - Pacific Portfolio
                                   (95,760 units)                       970,665     1,082,085
 *    Vanguard Group of           International Equity Index
       Investment Companies        Fund - European Portfolio
                                   (103,069 units)                    1,144,464     1,212,096
 *    Vanguard Group of           Money Market Reserves, Inc.
       Investment Companies        - Prime Portfolio
                                   (4,723,503 units)                  4,723,503     4,723,503
 *    Vanguard Group of           Total Bond Market Portfolio
       Investment Companies        (254,390 units)                    2,529,026     2,332,760
                                  Total Vanguard Mutual Funds        18,182,746    18,535,342

    Common/Collective Trust (2):
 *    Vanguard Group of           Investment Contract Trust
       Investment Companies        (6,077,339 units)                  6,077,339     6,077,339

                                  TOTAL ASSETS HELD FOR INVESTMENT  $48,850,446   $50,453,881

    *      Denotes known party-in-interest to the Plan.

    (1) The financial statements of the mutual funds have been filed with the Securities and Exchange Commission by the Vanguard Group of Investment Companies, investment companies registered under the Investment Company Act of 1940.

    (2) The audited annual report for the Vanguard Investment Contract Trust has been filed with the Department of Labor by the Vanguard Fiduciary Trust Company, the entity's tax identification number is 23-695-3141.

<PAGE 15>
                                                                                              SCHEDULE II



                                               NATIONAL FUEL GAS COMPANY
                                   TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES
                                    ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                         FOR THE YEAR ENDED DECEMBER 31, 1994




                          (b) Description of
                              Asset (Include
                              Interest Rate                                             (f) Expense
(a) Identity of               and Maturity     (c) Purchase   (d) Selling   (e) Lease       Incurred with   (g) Cost of
    Party Involved            in Case of Loan      Price          Price         Rental      Transaction         Asset
Purchase Transactions

Vanguard Group of
 Investment Companies      Money Market Reserves,
 (99 Transactions)          Inc. Prime Portfolio  $4,515,938  $        -       $    -          $    -        $4,515,938

Vanguard Group of
 Investment Companies      Index Trust - 500
 (71 Transactions)          Portfolio              2,495,681           -            -               -         2,495,681

Vanguard Group of
 Investment Companies      Investment Contract
 (75 Transactions)          Trust                  1,491,854           -            -               -         1,491,854

National Fuel Gas
 Company
 (55 Transactions)         Stock Fund A            2,304,430           -            -               -         2,304,430

National Fuel Gas
 Company
 (22 Transactions)         Stock Fund B            3,131,684           -            -               -         3,131,684
<PAGE 16>











(h) Current Value
    of Asset on
    Transaction     (i) Net Gain
      Date                or (Loss)

Purchase Transactions


       $4,515,938           $   -



        2,495,681               -



        1,491,854               -



        2,304,430               -



        3,131,684               -




<PAGE 17>
                                                                                       SCHEDULE II



                                               NATIONAL FUEL GAS COMPANY
                                   TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES
                                    ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                         FOR THE YEAR ENDED DECEMBER 31, 1994




                          (b) Description of
                              Asset (Include
                              Interest Rate                                             (f) Expense
(a) Identity of               and Maturity     (c) Purchase   (d) Selling   (e) Lease       Incurred with   (g) Cost of
    Party Involved            in Case of Loan      Price          Price         Rental      Transaction         Asset

Sale Transactions

Vanguard Group of
 Investment Companies      Money Market Reserves,
 (105 Transactions)         Inc. Prime Portfolio      $    -  $1,468,874        $   -          $    -        $1,468,874

Vanguard Group of
 Investment Companies      Index Trust - 500
 (93 Transactions)          Portfolio                      -     946,286            -               -           901,228

Vanguard Group of
 Investment Companies      Investment Contract
 (75 Transactions)          Trust                          -     692,311            -               -           692,311

National Fuel Gas
 Company
 (85 Transactions)         Stock Fund A                    -   1,588,168            -               -         1,295,080

National Fuel Gas
 Company
 (37 Transactions)         Stock Fund B                    -   1,393,705            -               -         1,002,075

<PAGE 18>











 (h) Current Value
      of Asset on
      Transaction     (i) Net Gain
      Date                or (Loss)

Sale Transactions



       $1,468,874        $      -



          946,286          45,058



          692,311               -



        1,588,168         293,088



        1,393,705         391,630



<PAGE 19
                                  SIGNATURE


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                             NATIONAL FUEL GAS COMPANY
                                             TAX-DEFERRED SAVINGS PLAN
                                             FOR NON-UNION EMPLOYEES
                                                 (Name of Plan)





                                             By:/s/ Joseph P. Pawlowski
                                                 Joseph P. Pawlowski,
                                                 Treasurer and Principal
                                                 Accounting Officer of
                                                 National Fuel Gas Company,
                                                 Member of the Tax-Deferred
                                                 Savings Plan Committee




Date:  June 26, 1995

<PAGE 20>
                                EXHIBIT INDEX




              Exhibit
              Number       Description of Exhibit

               (1)                     Consent of Independent
                                        Accountants